DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

CONTENTS

	Page
Facing Page	1
Oath or Affirmation	2
Report of Independent Registered Public Accounting Firm on Statement of Financial Condition	3
Financial Statement:	
Statement of Financial Condition	4
Notes to Statement of Financial Condition	5-9

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SEC FILE NUMBER
8-46575

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dresner Investment Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 S. LaSalle St., Ste. 2170
(No. and Street)

Chicago	Illinois	60602
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Ytterberg	312-780-7239	bytterberg@dresnerco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jesser, Ravid, Jason, Basso and Farber, LLP
(Name – if individual, state last, first, and middle name)

150 N. Wacker Drive, Suite 3100	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

11/05/2003	851
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Brian Ytterberg_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Dresner Investment Services, Inc._____, as of __December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
COO



Notary Public

OFFICIAL SEAL
NIKKI SCHULTZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES AUGUST 31ST, 2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON STATEMENT OF FINANCIAL CONDITION

To the Stockholder of
Dresner Investment Services, Inc.
Chicago, IL

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dresner Investment Services, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Dresner Investment Services, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Dresner Investment Services, Inc.'s management. Our responsibility is to express an opinion on Dresner Investment Services, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dresner Investment Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Jesser, Ravid, Jason, Basso and Farber, LLP

We have served as Dresner Investment Services, Inc.'s auditor since 2019.

Chicago, IL

March 28, 2022

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$ 2,083,861	
Certificate of deposit	549,921	
Trade receivables - less allowance for doubtful accounts of $304,989	233,909	
Due From Affiliates	140,684	
Payroll Taxes Receivable	242,369	
Prepaid expenses	49,577	
Investments, at cost	16,250	
Total Current Assets		$ 3,316,571
PROPERTY AND EQUIPMENT:		
Computer equipment	24,404	
Furniture	4,125	
Automobile	111,280	
Total Property and Equipment	139,809	
Less accumulated depreciation	(77,301)	
Property and Equipment, Net		62,508
OTHER ASSETS:		
Security deposit	11,525	
Right of use lease asset, net	102,389	
Total Other Assets		113,914
TOTAL ASSETS		$ 3,492,993

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$ 459	
Accrued expenses	202,370	
Lease Liability	115,945	
Note payable, current portion	9,258	
Total Current Liabilities		$ 328,032
LONG-TERM LIABILITIES:		
Distribution payable	203,291	
Note Payable, less current portion	45,190	
Total Long-Term Liabilities		248,481
TOTAL LIABILITIES		576,513
STOCKHOLDER'S EQUITY:		
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 100,000 shares	7,615	
Additional paid-in capital	25,000	
Retained earnings	2,883,865	
TOTAL STOCKHOLDER'S EQUITY		2,916,480
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 3,492,993

See Notes to Statement of Financial Condition

4

1.   Description of business:

Dresner Investment Services, Inc. (the Company) was incorporated in Illinois on April 12, 1993. The Company, which was admitted as a Financial Industry Regulatory Authority (FINRA) (formerly known as NASD) member in 1994, provides investment banking services for middle market companies. These services include advising clients on mergers and acquisitions, divestitures, recapitalizations, placement of debt, equity securities and corporate valuations.

The Company's shareholder is also the sole shareholder of three other legal entities sharing common ownership and management control. These entities were incorporated to provide management, professional and consulting services and are not subject to regulatory agencies' oversight.

2.   Summary of significant accounting policies:

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company generally considers short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

As of December 31, 2021, the Company held $549,921 in a certificate of deposit account that bears an interest rate of 0.150% with a maturity date of May 10, 2022.

Trade accounts receivable:

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. During 2021, the Company recorded an estimated allowance for bad debts of $300 and recovered previous bad debts totaling $5,594.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and equipment and related depreciation:

Property and equipment are stated at cost. Provisions for depreciation of property and equipment are computed under accelerated and straight-line methods over the estimated useful lives of the assets, ranging from 5 to 7 years.

2.   Summary of significant accounting policies – continued:

Investments:

Investments consist of stock in private companies. These investments are carried on the Statement of Financial Condition at cost, as there is no readily available fair market value.

Income taxes:

The Company uses the cash method of accounting for tax reporting purposes and the accrual method of accounting for financial statement purposes.

Since its inception, the Company elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Under these provisions, the Company is not required to pay federal income taxes on its income, if any. Instead, the shareholder of the Company is liable for the federal income taxes on his respective share of the Company's income, if any. However, the Company is liable for state income taxes, where applicable.

The Company provides for deferred income taxes to recognize the tax consequences of temporary timing differences, primarily from net operating losses, by applying enacted statutory tax rates applicable to future years to differences between financial statement amounts and those reported on the state tax return for income and expenses.

3.   Credit risk:

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits, which is currently $250,000 per financial institution. The Company has uninsured balances approximating $1,740,206 at December 31, 2021. Management believes that the Company is not exposed to any significant credit risk on cash.

4.   Employee benefit plans:

The Company and its affiliates have a defined contribution retirement plan (401(k) plan) with a profit-sharing feature covering substantially all employees. Under the plan, the Company may make a discretionary contribution based on salary and contributions of all employees who meet the service requirements as prescribed by the plan.

The Company, at times, receives stock in private companies as a form of revenue, and at its discretion, may compensate its own employees by distributing them the stock.

5.   Lease commitments:

The Company shares occupancy costs of its office facilities in Illinois with the three entities described in Note 8. Each entity is responsible for its agreed upon share of base rent and real estate taxes and operating expenses of the facilities, and the Company has recorded its proportionate share of expenses. The Company currently leases its office space under a non-cancelable lease which expires on October 31, 2022.

The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company is a lessee in an operating lease for office space, as described above. The Company recognizes a lease liability and the right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The implicit rate of the Company's lease is not readily determinable, and accordingly, management has used the Company's incremental borrowing rate, which is defined as the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term. Because the Company is not reasonably certain to exercise the renewal options, the optional periods are not included in determining the lease term and associated payments under the renewal options are excluded from lease payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Right of use lease asset consists of the following:

Right of use lease asset	$266,212
Less: Accumulated amortization	163,823
Net	$102,389

Lease liability consists of the following:

Undiscounted cash payments	$117,897
Less: discount	1,952
	$115,945

The Company's annual minimum payments under its current office lease are as follows:

2022 $117,897

6.   Related party transactions:

Dresner Capital Resources, Inc. (DCR), one of the related corporations which is wholly owned by the sole shareholder of the Company, provides certain administrative support services. Allocation of expenses, referred to as "support services," are made by DCR to the Company and its affiliates. Expenses specific to the Company and its affiliates are allocated directly to the entity to which the expense applies. If the expense does not specifically apply to the Company or its affiliates, they are apportioned based on an allocation percentage determined by management.

Dresner Corporate Services, Inc. (DCS) is also a related entity. The Company receives funds from DCS for administrative support services, wages, and other overhead.

The Company also pays a monthly management fee to Dresner Building Services, Inc., a related entity that is owned by a family member of the sole shareholder of the Company.

The following amounts were due to (from) the above related companies:

December 31, 2021	
Dresner Capital Resources, Inc.	$(118,075)
Dresner Corporate Services, Inc.	(22,609)
Net	$(140,684)

7.   Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed a 15 to 1 ratio. At December 31, 2021, the Company had regulatory net capital of $2,159,658, which was $2,128,050 in excess of its required net capital of $31,608. At December 31, 2021, the Company's net capital ratio was 4.56 to 1. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

8.   Paycheck Protection Program loan:

On May 11, 2020, the Company received loan proceeds in the amount of $417,800 under the Paycheck Protection Program (PPP). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (CARES Act), provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses. The loans and accrued interest are forgivable after 24 weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the 24-week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first ten months. The Company utilized the proceeds for purposes consistent with the PPP. The Company applied for forgiveness and was notified that the entire $417,800 in loans represented eligible expenditures for payroll and other qualified expenses described in the CARES Act, and thus, have been forgiven in 2021.

9.   Note Payable:

In 2021 the company purchased a vehicle for 100% company use and entered into a retail installment contract. The amount financed for this purchase was $58,353 at an annual interest rate of 2.15%. The monthly payments are $865 for 72 months commencing on August 21, 2021. The future maturities of the note are as follows:

2022	$	9,258
2023	$	9,468
2024	$	9,682
2025	$	9,902
2026	$	10,126
2027	$	6,012

10.   Employee Retention Credits:

The CARES Act provides an employee retention credit, which is a refundable tax credit against certain employment taxes of up to $5,000 per employee for eligible employers. The tax credit is equal to 50% of qualified wages paid to employees during a quarter, capped at $10,000 of qualified wages per employee through December 31, 2020. Additional relief provisions were passed by the United States government, which extend and slightly expand the qualified wage caps on these credits through September 30, 2021. Based on these additional provisions, the tax credit is now equal to 70% of qualified wages paid to employees during a quarter, and the limit on qualified wages per employee has been increased to $10,000 of qualified wages per quarter. The Company qualified for the tax credit under the CARES Act for certain quarters in both 2020 and 2021. The Company recorded a receivable of $236,808 related to the CARES Employee Retention credit as of December 31, 2021.

11.   Subsequent events:

Management of the Company has reviewed and evaluated subsequent events from December 31, 2021, the financial statement date, through March 28, 2022, the date the statement of financial condition was available to be issued.

The Company's operations may be affected by the ongoing outbreak of the Coronavirus Disease 2019 (COVID-19), which was declared a pandemic by the World Health Organization in March 2020. The ultimate disruption which may be caused by the outbreak is still uncertain; however, it may result in a future material adverse impact on the Company's financial condition, operations, and cash flows. Possible effects may include, but are not limited to, disruption to the Company's customers and related revenues, absenteeism in the Company's labor workforce, unavailability of resources used in its operations, a decline in value of assets held by the Company, and possible difficulty in collecting on its receivables.